UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 6)
The Orchard Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
25388X 20 5
(CUSIP Number)
Glen W. Roberts, Esq.
Thomas L. Hanley, Esq.
Sonnenschein Nath & Rosenthal LLP
Two World Financial Center
New York, NY 10281
Telephone: (212) 768-6700
Fax: (212) 768-6800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 29, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.	25388X 20 5	13D	Page	2	of	11 pages

1	NAMES OF REPORTING PERSONS Name: Dimensional Associates, LLC I.R.S. Identification No.: 13-4244006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,102*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,102*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,102*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

99.3%**

14	TYPE OF REPORTING PERSON

OO

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

**	Reflects the consummation of the merger that took effect on July 29, 2010 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

CUSIP NO.	25388X 20 5	13D	Page	3	of	11 pages

1	NAMES OF REPORTING PERSONS Name: JDS Capital, L.P. I.R.S. Identification No.: 13-4189233

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,102*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,102*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,102*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

99.3%**

14	TYPE OF REPORTING PERSON

PN

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

**	Reflects the consummation of the merger that took effect on July 29, 2010 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

CUSIP NO.	25388X 20 5	13D	Page	4	of	11 pages

1	NAMES OF REPORTING PERSONS Name: JDS Capital Management, LLC I.R.S. Identification No.: 13-3918633

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,102*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,102*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,102*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

99.3%**

14	TYPE OF REPORTING PERSON

OO

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

**	Reflects the consummation of the merger that took effect on July 29, 2010 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

CUSIP NO.	25388X 20 5	13D	Page	5	of	11 pages

1	NAMES OF REPORTING PERSONS Name: Joseph D. Samberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,199,102*, **

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,199,102*, **

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,102*, **

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

99.3%***

14	TYPE OF REPORTING PERSON

IN

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

**	As the managing member of JDS Capital Management, LLC, the ultimate parent of Dimensional Associates, LLC, Joseph D. Samberg may be deemed to have sole voting and sole dispositive power with respect to all equity securities of the Issuer that are owned of record by Dimensional Associates, LLC.

***	Reflects the consummation of the merger that took effect on July 29, 2010 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

CUSIP NO.	25388X 20 5	13D	Page	6	of	11 pages

1	NAMES OF REPORTING PERSONS Name: Daniel C. Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		29,051

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,102*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,051

WITH	10	SHARED DISPOSITIVE POWER

4,199,102*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,228,153*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%**

14	TYPE OF REPORTING PERSON

IN

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

**	Reflects the consummation of the merger that took effect on July 29, 2010 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,726 shares of common stock of the Issuer. See Item 5 below.

CUSIP NO. 25388X 20 5	13D	Page 7 of 11 pages
EXPLANATORY NOTE
     The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 21, 2007 (the “Schedule 13D”), Amendment No. 1 thereto, filed with the SEC on November 2, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, filed with the SEC on January 12, 2010 (“Amendment No. 2”), Amendment No. 3 thereto, filed with the SEC on March 16, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, filed with the SEC on March 18, 2010 (“Amendment No. 4”), and Amendment No. 5 thereto, filed with the SEC on April 19, 2010 (“Amendment No. 5”), in each case, with respect to the shares of common stock, par value $0.01 per share (the “Issuer Common Stock”), issued by The Orchard Enterprises, Inc. (formerly Digital Music Group, Inc.), a Delaware corporation (the “Issuer”), are hereby amended by this Amendment No. 6 (“Amendment No. 6”) to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such terms in Amendment No. 1.
     The Reporting Persons are filing this Amendment No. 6 in connection with the consummation of the Merger contemplated by the Agreement and Plan of Merger with the Issuer described in Item 4 below.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The information set forth in Item 4 below is hereby incorporated by reference in its entirety into this Item 3. Funding for the consideration payable pursuant to the Merger was funded from existing investment capital.
     Reference is made to the Agreement and Plan of Merger, dated as of July 10, 2007 (as amended by the Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2007, as further amended by the Second Amended and Restated Agreement and Plan of Merger, dated as of October 5, 2007, as further amended by Amendment No. 1 to the Second Amended and Restated Agreement and Plan of Merger, dated as of November 7, 2007) (the “DMGI Merger Agreement”) (the DMGI Merger Agreement and the amendment thereto were filed as Exhibits 99.2 and 99.3, respectively, to the Schedule 13D filed with the SEC by the Reporting Persons on November 21, 2007), by and among The Orchard Enterprises Inc., a New York corporation (“The Orchard”), DMGI New York, Inc., a New York corporation and a wholly-owned subsidiary of the Issuer (“DMGI Merger Sub”), and the Issuer pursuant to which The Orchard merged with and into DMGI Merger Sub and continued as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “DMGI Merger”). Pursuant to the DMGI Merger Agreement, the Issuer issued (or reserved for issuance) to The Orchard’s common and preferred stockholders (and holders of its deferred stock awards) an aggregate of 9,064,941 shares of Issuer Common Stock (on a pre-split basis) and 448,833 shares of Series A Preferred Stock. As a result of the DMGI Merger, the Reporting Persons acquired beneficial ownership of 8,127,829 shares of Issuer Common Stock (on a pre-split basis) and 446,918 shares of Series A Preferred Stock.
     On November 13, 2007, the Board of Directors of the Issuer declared a one for three reverse stock split of the Issuer’s Common Stock effective November 14, 2007. Giving effect to the reverse stock split, The Orchard’s common and preferred stockholders (and holders of its deferred stock awards) received (or had the right to receive) an aggregate of 3,021,640 shares of Issuer Common Stock and 448,833 shares of Series A Preferred Stock, of which the Reporting Persons acquired beneficial ownership of 2,709,276 shares of Issuer Common Stock and 446,918 shares of Series A Preferred Stock (which shares of Series A Preferred Stock are convertible into 1,489,726 shares of Issuer Common Stock after giving effect to the reverse stock split).
     References to and descriptions of the DMGI Merger Agreement and the amendment thereto set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the DMGI Merger Agreement and the amendment thereto.
ITEM 4. Purpose of Transaction.
     The information set forth or incorporated by reference in Item 3 above and in Item 6 of Amendment No. 5 is hereby incorporated by reference in its entirety into this Item 4.
     As described in more detail above, each of the Reporting Persons acquired beneficial ownership of shares of Issuer Common Stock upon consummation of the DMGI Merger pursuant to the DMGI Merger Agreement and hold a controlling equity interest in the Issuer. In addition, (a) on June 4, 2008, Daniel C. Stein was granted options to acquire 28,790 shares of Issuer Common Stock (all of which were cancelled upon the effectiveness of the Merger in accordance with the terms of the Merger Agreement) and 9,596 shares of restricted Issuer Common Stock (all of which vested upon the effectiveness of the Merger in accordance with the terms of the Merger Agreement), and (b) on June 2, 2009, Mr. Stein was granted 19,455 shares of restricted Issuer Common Stock (all of which vested upon the effectiveness of the Merger in accordance with the terms of the Merger Agreement), in recognition for his service on the Board.

CUSIP NO. 25388X 20 5	13D	Page 8 of 11 pages
     In connection with the DMGI Merger, the Issuer, Dimensional and certain other stockholders of The Orchard entered into a Registration Rights Agreement, dated November 13, 2007 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, (i) Dimensional may demand the Issuer to file a registration statement for the resale of the shares of Issuer Common Stock beneficially owned by Dimensional at any time from and after the date that is six (6) months following the closing of the DMGI Merger or (ii) Dimensional and any other holders of Registrable Securities (as such term is defined in the Registration Rights Agreement) may demand that, upon the determination by the Issuer to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others of any of its equity securities at any time from and after the date that is twelve (12) months following the closing of the DMGI Merger, the shares of Issuer Common Stock beneficially owned by Dimensional and/or such other holders, as applicable, be included in any such registration statement filed by the Issuer.
     As contemplated by the DMGI Merger Agreement, the Board of Directors of the Issuer was decreased to seven members in connection with the DMGI Merger. As contemplated by the DMGI Merger Agreement, certain Directors of the Issuer’s Board resigned in connection with the DMGI Merger and The Orchard had the right to designate four members to fill such vacancies. One of The Orchard’s designees is Daniel C. Stein.
     On October 15, 2009, Dimensional delivered to the Board of Directors of the Issuer a letter in which Dimensional proposed to enter into non-binding discussions with the Issuer regarding a potential transaction through which Dimensional would acquire all of the outstanding shares of Issuer Common Stock that are not currently owned by Dimensional at a price of $1.68 per share. The Board of Directors of the Issuer formed a Special Committee comprised of independent and disinterested directors to review and evaluate Dimensional’s proposal. The Special Committee also engaged independent legal counsel and an independent financial advisor to assist in its review and evaluation. After preliminary discussions with representatives of the Special Committee, Dimensional revised its proposed price to $1.84 per share.
     On January 8, 2010, Dimensional delivered to the Special Committee a letter in which Dimensional (a) reaffirmed its interest regarding its proposal that was the subject of the October 15, 2009 letter and (b) described the circumstances under which it would be willing to increase its proposed price in any such proposed transaction to $2.00 per share.
     On March 9, 2010, Dimensional formed Orchard Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Dimensional (“Merger Sub”). On March 15, 2010, the Issuer, Dimensional and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provided that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub would merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Dimensional.
     On March 16, 2010, the Issuer, Dimensional and Merger Sub entered into Amendment No. 1 (the “Merger Agreement Amendment”) to the Merger Agreement. The Merger Agreement Amendment clarified the intention of the parties that the condition to the completion of the Merger requiring the Merger Agreement and the Merger to be approved and adopted by holders of a majority of the Issuer Common Stock not owned by Dimensional, its affiliates or Merger Sub, was not waivable.
     On April 14, 2010, the Issuer, Dimensional and Merger Sub entered into Amendment No. 2 (the “Second Merger Agreement Amendment”) to the Merger Agreement. The Second Merger Agreement Amendment extended the “go-shop” period in the Merger Agreement by one week, to 37 days from 30 days, granting the Issuer the right to solicit and engage in discussions and negotiations with respect to an Acquisition Proposal (as defined in the Merger Agreement) through April 21, 2010. After April 21, 2010, the Issuer became subject to a “no-shop” restriction on its ability to solicit third-party proposals or provide information or engage in discussions with third parties, subject to certain exceptions.
     On July 29, 2010, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a majority-owned subsidiary of Dimensional. In connection with the closing of the Merger, Dimensional consented to the non-application of provisions of the Issuer’s Certificate of Designations of the Series A Convertible Preferred Stock requiring the allocation of the consideration for any transaction constituting a “Change of Control Event” (as defined in the Certificate of Designations) among the holders of the Series A Preferred Stock and the Common Stock. In addition, in connection with the closing of the Merger, Dimensional waived the closing condition that fewer than 4% of the holders of shares of the Issuer Common Stock outstanding as of the record date for the stockholders meeting to adopt the Merger Agreement and approve the Merger exercise their dissenter’s rights under the General Corporation Law of Delaware (the “DGCL”).

CUSIP NO. 25388X 20 5	13D	Page 9 of 11 pages
     At the effective time of the merger (the “Effective Time”), each outstanding share of Issuer Common Stock, other than shares held by Dimensional, its affiliates and stockholders who properly exercised and perfected their appraisal rights under the DGCL (such stockholders, the “Dissenting Stockholders”), was automatically converted into the right to receive (a) $2.05 in cash (the “Cash Consideration”) and (b) a contingent right to receive additional cash consideration (the “Additional Consideration,” and together with the Cash Consideration, the “Merger Consideration”). In addition, pursuant to the terms of the Merger Agreement, upon the Effective Time, each share of common stock of Merger Sub that was owned by Dimensional immediately prior to the Effective Time was converted into one share of Issuer Common Stock, resulting in the issuance by the Issuer of 100 additional shares of Issuer Common Stock to Dimensional. Upon the Effective Time, the Issuer’s stockholders immediately prior to the Effective Time, other than Dimensional and its affiliates and the other holder of Series A Preferred Stock, ceased to have any rights as stockholders in the Issuer (other than their right to receive the Merger Consideration or, in the case of Dissenting Stockholders, their appraisal rights under the DGCL).
     The Additional Consideration will be paid, if, on or prior to the six-month anniversary of the consummation of the Merger, Dimensional, the Issuer or any of their respective affiliates enters into a commitment (the “Resale Transaction”) to sell at least 80% of the outstanding voting securities of the Issuer or at least 80% of the assets of the Issuer. The Additional Consideration will be an amount equal to 15% of the difference between the enterprise value of the Issuer in the Resale Transaction and the enterprise value of the Issuer immediately prior to the consummation of the Merger as calculated in accordance with the terms of the Merger Agreement. If the Additional Consideration is to be paid, Dimensional will pay such amount to the paying agent, for the benefit of, and distribution to, the Issuer’s pre-Merger stockholders and, if applicable, the Issuer’s pre-Merger option and stock appreciation rights holders.
     As a result of the Merger and pursuant to the terms of the Merger Agreement, the directors of Merger Sub, Daniel C. Stein and Joseph D. Samberg, became the sole directors of the Issuer as of the Effective Time. David Altschul, Viet Dinh, Michael Donahue, Bradley Navin, Nathan Peck and Joel Straka ceased to be directors of the Issuer as of the Effective Time. Also, at the Effective Time, the Amended and Restated Certificate of Incorporation of the surviving corporation as then in effect was amended and restated as provided in the Merger Agreement.
     As a result of the Merger, the Issuer Common Stock ceased to trade on the Nasdaq Global Market as of the close of trading on July 29, 2010 and the Nasdaq Global Market has filed an application on Form 25 with the SEC to report that the Issuer Common Stock is no longer listed on the Nasdaq Global Market. The Issuer expects to file a Form 15 on or about August 9, 2010, thus suspending the Issuer’s reporting obligations under Sections 12 and 15 of the Securities Act of 1933, as amended.
     Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of this Amendment.
     References to and descriptions of the Merger Agreement, the Merger Agreement Amendment, the Second Merger Agreement Amendment, the DMGI Merger Agreement and the Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement.
ITEM 5. Interest in Securities of the Issuer.
     The information contained on each of the cover pages of this Amendment No. 6 and the information set forth or incorporated by reference in Item 2 of Amendment No. 3, Item 4 of this Amendment No. 6 and Item 6 of Amendment No. 5 is hereby incorporated by reference in its entirety into this Item 5.
(a) and (b)
     The following disclosure assumes that, as of the Effective Time of the Merger, there are 4,228,153 shares of Issuer Common Stock issued and outstanding, which represents the sum of (i) 2,709,376 shares of Issuer Common Stock owned by Dimensional, (ii) 29,051 shares of Issuer Common Stock owned by Daniel C. Stein, and (iii) 1,489,726 shares of Issuer Common Stock resulting from the assumed conversion of 446,918 shares of Series A Preferred Stock owned by Dimensional.

CUSIP NO. 25388X 20 5	13D	Page 10 of 11 pages
     On a post-reverse stock split and a post-Merger basis, Dimensional directly owns 2,709,376 shares of Issuer Common Stock and 446,918 shares of Series A Preferred Stock (which shares of Series A Preferred Stock may be converted into 1,489,726 shares of Issuer Common Stock), for aggregate beneficial ownership of 4,199,102 shares of Issuer Common Stock, which represents approximately 99.3% of the outstanding shares of Issuer Common Stock. As described in greater detail in Item 2 of Amendment No. 3, JDS has a majority membership interest in, and is the manager of Dimensional, JDSCM is the general partner of JDS, Joseph D. Samberg has a minority membership interest in Dimensional and is the managing member of JDSCM and Daniel C. Stein is an executive officer and director of Dimensional. Therefore, each of JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein may be deemed to be the beneficial owner of the Issuer Common Stock (including shares arising upon conversion of the Series A Preferred Stock) held by Dimensional.
     JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein disclaim beneficial ownership of the shares of Issuer Common Stock directly beneficially owned by Dimensional (except for the indirect pecuniary interest of each of JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein arising therein).
(c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 of Amendment No. 3, has effected any transaction in the shares of Issuer Common Stock during the past 60 days, except as disclosed herein.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
(e) Not applicable.

CUSIP NO. 25388X 20 5	13D	Page 11 of 11 pages
SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2010 DIMENSIONAL ASSOCIATES, LLC
By:	JDS Capital, L.P.
its Manager

By:	JDS Capital Management, LLC
its general partner

By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JDS CAPITAL, L.P.
By:	JDS Capital Management, LLC
its general partner

By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JDS CAPITAL MANAGEMENT, LLC
By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JOSEPH D. SAMBERG
/s/ JOSEPH D. SAMBERG

DANIEL C. STEIN
/s/ DANIEL C. STEIN